SECU 05042065 SSION

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

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SEC FILE NUMBER
8- 66108

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bostonia Global Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

264 Beacon Street, 3rd Floor
(No. and Street)

Boston, (City) MA (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Brown (404) 303-8840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rogers, Suleski & Associates, LLC
(Name – *if individual, state last, first, middle name*)

464 Hillside Avenue, Suite 202, Needham Heights, MA 02494
(Address) (City) (State) (Zip Code)

PROCESSED JUN 17 2005 THOMSON FINANCIAL

SEC MAIL RECEIVED MAY 20 2005 WASH. D.C. 209 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL O. BROWN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BOSTONIA SECURITIES, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Michael O Brown
Signature

FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1. Nature of Business

Bostonia Global Securities LLC (the "Company") is an investment banking boutique located in Boston, Massachusetts. The Company specializes in the private placement of debt securities.

2. Summary of Significant Accounting Policies

Accounting Method
The financial statements are prepared on the accrual method of accounting in accordance with generally accepted accounting principles.

Accounts Receivable
Accounts are charged to bad debt expense as they are deemed uncollectible based on a periodic review of the accounts. At December 31, 2004, management considered all accounts receivable to be collectible.

Income Taxes
The Company is a single member LLC and is treated as a disregarded entity by the Internal Revenue Service. The LLC's activities are consolidated with Bostonia Partners LLC the 100% owner of the Company. Therefore, no provision or liability for Federal or state income taxes is included in these financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Note Receivable, Bostonia Partners LLC

During 2004, the Company loaned $170,000 to Bostonia Partners LLC the 100% owner of the Company. The note is unsecured, non-interest bearing with principal repayments as agreed to by the Company and its' 100% owner.

4. *Net Capital*

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. For the year ended December 31, 2004, the Company had net capital of $31,139, which was in excess of the minimum net capital of $5,000 and the Company's aggregate indebtedness to net capital ratio was 0.0 to 1.

5. *SEC Reporting Requirements*

The following SEC information is not applicable to the Company:

- Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3.
- Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- A copy of the SIPC Supplement Report.
- A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

6. *Subsequent Event*

On February 17, 2005, the company signed an agreement to lease facilities at 264 Beacon Street, Boston, MA. The Company's annual future minimum payments required under this lease are as follows:

2005	$ 14,700
2006	13,230
Total	$ 27,930

7. *Reconciliation with Company's Computation of Net Capital Included in Part IIA of Form X-17A -5 as of December 31, 2004*

There was no significant difference between net capital reported in Part IIA of Form X-17A-5 and net capital reported in footnote 4.